UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CANADA GOOSE HOLDINGS INC.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

135086106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 135086106	13G	Page 2 of 8 Pages

1	Names of Reporting Persons Bain Capital Integral Investors 2008, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 15,073,742 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 15,073,742 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,073,742 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 24.2%
12	Type of Reporting Person PN

CUSIP No. 135086106	13G	Page 3 of 8 Pages

1	Names of Reporting Persons BCPE Fund X Goose Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 15,800,000 shares
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 15,800,000 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,800,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 25.1%
12	Type of Reporting Person PN

CUSIP No. 135086106	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Canada Goose Holdings Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 250 Bowie Avenue, Toronto, Ontario, Canada.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Integral Investors 2008, L.P., a Cayman Islands exempted limited partnership (“Integral 2008”), and BCPE Fund X Goose Holdings, L.P., a Delaware limited partnership (“BCPE Fund X Holdings” and, together with Integral 2008, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the general partner of each of Integral 2008 and Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership (“Partners X”). Partners X is the general partner of Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Fund X”), which is the member of BCPE Fund X Goose Holdings GP, LLC, a Delaware limited liability company (“BCPE Fund X Holdings GP” and, together with the Reporting Persons, BCI, Partners X and Fund X, the “Bain Capital Entities”), which is the general partner of BCPE Fund X Holdings.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the partners of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship

Integral 2008, Partners X and Fund X are each organized under the laws of the Cayman Islands. BCPE Fund X Holdings, BCPE Fund X Holdings GP and BCI are each organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

The class of equity securities of the Issuer to which this Schedule 13G relates is Subordinate Voting Shares.

Item 2(e)	CUSIP Number

The CUSIP number of the Subordinate Voting Shares is 135086106.

CUSIP No. 135086106	13G	Page 5 of 8 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2023, Integral 2008 held 15,073,742 Multiple Voting Shares of the Issuer and BCPE Fund X Holdings held 15,800,000 Multiple Voting Shares of the Issuer.

The rights of the holders of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 15,073,742 Multiple Voting Shares held by Integral 2008 represent approximately 27.0% of the Issuer’s total voting power and the 15,800,000 Multiple Voting Shares held by BCPE Fund X Holdings represent approximately 28.4% of the Issuer’s total voting power.

In addition, the 15,073,742 Multiple Voting Shares held by Integral 2008 are convertible, at the option of Integral 2008, into 15,073,742 Subordinate Voting Shares, or approximately 24.2% of the Issuer’s outstanding Subordinate Voting Shares, and the 15,800,000 Multiple Voting Shares held by BCPE Fund X Holdings are convertible, at the option of BCPE Fund X Holdings, into 15,800,000 Subordinate Voting Shares, or approximately 25.1% of the Issuer’s outstanding Subordinate Voting Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 30,873,742 Multiple Voting Shares, representing approximately 55.4% of the Issuer’s total voting power, and which are convertible, at the option of the Reporting Persons, into an aggregate of 30,873,742 Subordinate Voting Shares, or approximately 39.5% of the Issuer’s outstanding Subordinate Voting Shares.

The percentage of the Issuer’s outstanding Subordinate Voting Shares and total voting power held by the Reporting Persons are based on 47,224,304 Subordinate Voting Shares and 51,004,076 Multiple Voting Shares outstanding, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on February 1, 2024.

CUSIP No. 135086106	13G	Page 6 of 8 Pages

The Reporting Persons are party to an Investor Rights Agreement, dated as of March 6, 2017, with DTR LLC, an entity directly controlled by the Issuer’s President and Chief Executive Officer. The Investor Rights Agreement requires that the Reporting Persons and DTR LLC cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement. As a result, the Reporting Persons and DTR LLC may be deemed to be a group for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership of the securities held by DTR LLC.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Integral 2008	15,073,742

BCPE Fund X Holdings	15,800,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Integral 2008	15,073,742

BCPE Fund X Holdings	15,800,000

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

CUSIP No. 135086106	13G	Page 7 of 8 Pages

Item 10	Certifications

Not applicable.

CUSIP No. 135086106	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 13, 2024	Bain Capital Integral Investors 2008, L.P.

	By:	Bain Capital Investors, LLC,
its general partner

	By:	/s/ Ryan Cotton
		Name:	Ryan Cotton
		Title:	Partner

BCPE Fund X Goose Holdings, L.P.

	By:	BCPE Fund X Goose Holdings GP, LLC,
its general partner

	By:	Bain Capital Fund X, L.P.,
its member

	By:	Bain Capital Partners X, L.P.,
its general partner

	By:	Bain Capital Investors, LLC,
its general partner

	By:	/s/ Ryan Cotton
		Name:	Ryan Cotton
		Title:	Partner